11018647

SEC Mail Processing Section

FEB 28 2011

Washington, DC
106

AB 3/9

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report **Form X-17A-5** **Part III**	**Facing Page** **Information** **Required of Brokers and Dealers** **Pursuant to Section 17 of the Securities** **Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No.** 8-47577

Report For the Period Beginning 01/01/2010 (MM/DD/YY) **and Ending** 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Victory Capital Advisers, Inc.

Official Use Only
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

127 Public Square
(No. and Street)

Cleveland	OH	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Donald Inks — 216-689-0504
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

SD 3/14

OATH OR AFFIRMATION

I, **Donald Inks** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Victory Capital Advisers, Inc.** as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

NOTARIAL SEAL STATE OF OHIO

JERRY R. URBANEK
Attorney At Law
NOTARY PUBLIC
STATE OF OHIO
My Commission Has
No Expiration Date
Section 147.03 O.R.C.

Notary Public

Signature

Financial Operations Principal
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Exemption for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC General Assessment Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

For the period from January 1, 2010 through December 31, 2010

Victory Capital Advisers, Inc.
(Name of Respondent)

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Donald Inks
Financial Operations Principal
Victory Capital Advisers, Inc.

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-0504

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Supplementary Information

December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Victory Capital Advisers, Inc.

We have audited the accompanying statement of financial condition of Victory Capital Advisers, Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

/s/ Ernst & Young LLP

Cleveland, Ohio
February 25, 2011

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 1,505,047
Distribution fees receivable	588,000
Deferred tax assets	5,440
Due from affiliates	123,961
Total assets	$ 2,222,448
Liabilities and shareholder's equity	
Liabilities	
Distribution fees payable	$ 571,182
Payable to affiliates	21,783
Other liabilities	125,490
Total liabilities	718,455
Shareholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Capital surplus	1,291,753
Retained earnings	212,239
Total shareholder's equity	1,503,993
Total liabilities and shareholder's equity	$ 2,222,448

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Income

Year Ended December 31, 2010

Revenues	
Distribution and distribution related fees	$ 5,998,703
Intercompany support fees	778,333
Commissions, net	196,139
Total revenues	6,973,175
Expenses	
Distribution and distribution related expenses	5,940,409
Intercompany service fees	633,120
Professional fees	58,380
Other expenses	47,125
Total expenses	6,679,034
Income before taxes	294,141
Provision for income taxes	109,412
Net income	$ 184,729

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2010

	Common Stock	Capital in Excess of Par	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2009	$ 1	$ 1,291,753	$ 27,510	$ 1,319,264
Net income	–	–	184,729	184,729
Balance at December 31, 2010	$ 1	$ 1,291,753	$ 212,239	$ 1,503,993

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 184,729
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Deferred income taxes	38,556
Changes in operating assets and liabilities	
Decrease (increase) in distribution fees receivable	(100,199)
Decrease (increase) in due from affiliate and other assets	(32,898)
Increase (decrease) in distribution fees payable	102,282
Increase (decrease) in payable to affiliates	21,783
Increase (decrease) in other liabilities	113,556
Increase (decrease) in other payable	(10,872)
Net cash provided by operating activities	316,937
Cash	
Beginning of period	1,188,110
End of period	$ 1,505,047

See accompanying notes to financial statements.

1. Organization

Victory Capital Advisers, Inc. (the "Company") is a wholly owned subsidiary of KeyCorp ("Key" or "Parent"). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company serves as distributor and underwriter for The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (collectively, the "Funds") and placement agent for Victory Capital Management's Victory Series LLC and Austin Capital Management's securities. Substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Significant Accounting Policies

Cash

Cash represents cash in banks.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the "Agreement") between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives underwriter commissions on sales of certain new Fund shares, and 12b-1 fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays a portion of the commissions to the broker-dealers who originated the sale as outlined in their respective agreements. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Distribution support fees are earned monthly by the Company pursuant to three distribution support agreements between the Company, KeyBank N.A., Victory Capital Management (a subsidiary of KeyBank N.A.) and Austin Capital Management (a subsidiary of KeyCorp).

2. Significant Accounting Policies (continued)

Distribution and Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are recorded as revenue of the Company and may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carry backs, subject to recognition of such items on a consolidated basis.

3. Income Taxes (continued)

Income taxes included in the income statement are summarized below.

Current expense	
Federal	$ 64,310
State	6,546
Total current expense	70,856
Deferred:	
Federal	35,160
State	3,396
Total deferred expense	38,556
Income tax expense	$ 109,412

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes as of December 31, 2010 is as follows.

Federal income tax at U.S. statutory tax rate	$ 102,950
State income tax rate, net of federal tax benefit	6,462
Total income tax expense	$ 109,412

The deferred federal income tax expense for the year ended December 31, 2010, consists of the following:

Non tax accruals	$ 155,525
Other	(120,365)
Deferred tax expense	$ 35,160

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax asset as of December 31, 2010 consists of the following:

State taxes	$ 5,370
Other	70
Total deferred tax assets	$ 5,440

No cash was paid to the Parent for income taxes during the year ended December 31, 2010.

3. Income Taxes (continued)

As assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax assets will be realized in future periods.

Effective December 1, 2007 the Company adopted the accounting guidance for Accounting for Uncertainty in Income Taxes, which is an interpretation of the existing guidance on accounting for income taxes. This guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The guidance also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2010.

4. Related Party Transactions

For the year ended December 31, 2010, Key and certain of its subsidiaries provided various services to the Company such as providing use of office facilities, equipment, personnel and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $633,120 for the year ending December 2010. The service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, can not exceed 15 to 1. At December 31, 2010, the Company had net capital under the Rule of $1,357,774, which was $1,309,877 in excess of its minimum required net capital of $47,897. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.53 to 1.

6. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(i) – the Company does not hold customer funds or safe keep customer securities.

7. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

Supplementary Information

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Total shareholder's equity from statement of financial condition		$ 1,503,993
Deductions for nonallowable assets		
Due from affiliates	$ 123,961	
Distribution fees receivable	16,818	
Other receivables	5,440	146,219
Tentative Net Capital		1,357,774
Haircut on investments		–
Net capital		1,357,774
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		47,897
Excess net capital		$ 1,309,877
Total aggregate indebtedness		$ 718,455
Percentage of aggregate indebtedness to net capital		53%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no differences between computation above and the corresponding computation of net capital under Rule ISC3-1 as of December 31, 2010 as filed on the amended Form X-17a-5 by the company.

See accompanying Report of Independent Registered Accounting Firm.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2010

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) - The Company will not hold customer funds or safekeep customer securities.

See accompanying Report of Independent Registered Accounting Firm.

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements of Victory Capital Advisers, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

Cleveland, Ohio
February 25, 2011